NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02042979

July 23, 2002

SUPPL

02 AUG -1 AM 9:55

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Pat O'Brien, of Novawest Resources Inc., dated July 23, 2002 for your records.

Yours Sincerely,

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

dlw 8/1

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

'Raglan Update' Anglo American Joins Search For Ni-PGMs At Raglan

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

July 23, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to provide its shareholders with the following update on the Raglan Project. A confidentiality agreement between NovaWest and Anglo American Exploration (Canada) Ltd. (herein "Anglo American") has made it possible for NovaWest to provide Anglo American with a considerable amount of proprietary data that is specifically relevant to the geology and structure of the Raglan/Cape Smith Ni-PGM-Cu-Co Belt in northern Quebec.

It should now be noted, that NovaWest has been advised by Anglo American that Anglo American has recently acquired an extensive Raglan land package by staking approximately one thousand and five hundred exploration cells (1,500 cells) immediately west of Novawest's 600 sq. km. (150,000 acre) Raglan Assemblage. The Company is pleased to have another of the world's largest mining companies joining NovaWest as a neighbour at the Raglan Belt. NovaWest believes these new developments provide further credibility to the excellent Ni-PGM-Cu-Co exploration potential of the Raglan Belt. These new acquisitions have resulted in Anglo American being one of the largest property holders in the Raglan camp along with Novawest Resources and Falconbridge Limited.

Also of note, is that it was AMPLATS, the world's largest platinum producer and also a subsidiary of Anglo American's parent company, that assayed one of Novawest's Raglan samples and returned a result of 20.4 g/t PGMs. Falconbridge Limited's extensive Raglan holdings are contiguous to Novawest's east, north and northwest boundaries and host numerous high-grade world class Ni-PGM-Cu-Co deposits, including the recently opened $1 billion Raglan Ni-PGM-Cu-Co mining operation.

Novawest's expansive Raglan Assemblage is now strategically situated between two of the world's largest metal producers. It would appear from the data available to the Company that the west, central and east horizons of the most important stratigraphies of the main Raglan belt are now covered by the extensive holdings of Anglo American to the west, Novawest Resources in the centre, and Falconbridge Limited to the east and north. Collectively these three companies now encompass in excess of one thousand, four hundred and fifty sq. kms or alternatively three hundred and sixty thousand (360,000) acres at Raglan.

A new map will have to be commissioned outlining the holdings of the three companies within the Raglan/Cape Smith Belt. Those individuals that are interested in receiving a copy of the map, once it is available, should contact the Novawest offices by telephone at 1-800-663-8990 or by e-mail at **novawest@novawest.com** and reserve a copy.

Novawest Resources Inc. has recently initiated a program whereby its large Raglan permits are being converted into new exploration cells under the Quebec Mining Act in order to extend their viability. The conversions of a number of the large permits are either complete or in progress and it is expected that the remaining permits will be completed within the year. The company's exploration team, with the inclusion of Mr. C. Tucker Barrie, PhD. (see Novawest's June 26, 2002 press release), will be moving as expediently as possible to formulate and assess all data now on hand, and to move Novawest's Raglan project ahead as quickly as possible. This will be accomplished by either a joint venture(s) or a series of staged equity financings.

Those readers wishing to review details on results and assays that have been reported from the Raglan camp are referred to Novawest's press releases of June 29, 2001; February 14, 2001; February 7, 2001; June 26, 2000 and October 2, 1997 copies of which are available for viewing on NovaWest's website at **www.novawest.com**.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km/150,000-acre Raglan Ni-PGM-Co-Cu Project), southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

'Raglan Update' Anglo American Joins Search For Ni-PGMs At Raglan

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

July 23, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to provide its shareholders with the following update on the Raglan Project. A confidentiality agreement between NovaWest and Anglo American Exploration (Canada) Ltd. (herein "Anglo American") has made it possible for NovaWest to provide Anglo American with a considerable amount of proprietary data that is specifically relevant to the geology and structure of the Raglan/Cape Smith Ni-PGM-Cu-Co Belt in northern Quebec.

It should now be noted, that NovaWest has been advised by Anglo American that Anglo American has recently acquired an extensive Raglan land package by staking approximately one thousand and five hundred exploration cells (1,500 cells) immediately west of Novawest's 600 sq. km. (150,000 acre) Raglan Assemblage. The Company is pleased to have another of the world's largest mining companies joining NovaWest as a neighbour at the Raglan Belt. NovaWest believes these new developments provide further credibility to the excellent Ni-PGM-Cu-Co exploration potential of the Raglan Belt. These new acquisitions have resulted in Anglo American being one of the largest property holders in the Raglan camp along with Novawest Resources and Falconbridge Limited.

Also of note, is that it was AMPLATS, the world's largest platinum producer and also a subsidiary of Anglo American's parent company, that assayed one of Novawest's Raglan samples and returned a result of 20.4 g/t PGMs. Falconbridge Limited's extensive Raglan holdings are contiguous to Novawest's east, north and northwest boundaries and host numerous high-grade world class Ni-PGM-Cu-Co deposits, including the recently opened $1 billion Raglan Ni-PGM-Cu-Co mining operation.

Novawest's expansive Raglan Assemblage is now strategically situated between two of the world's largest metal producers. It would appear from the data available to the Company that the west, central and east horizons of the most important stratigraphies of the main Raglan belt are now covered by the extensive holdings of Anglo American to the west, Novawest Resources in the centre, and Falconbridge Limited to the east and north. Collectively these three companies now encompass in excess of one thousand, four hundred and fifty sq. kms or alternatively three hundred and sixty thousand (360,000) acres at Raglan.

A new map will have to be commissioned outlining the holdings of the three companies within the Raglan/Cape Smith Belt. Those individuals that are interested in receiving a copy of the map, once it is available, should contact the Novawest offices by telephone at 1-800-663-8990 or by e-mail at novawest@novawest.com and reserve a copy.

Novawest Resources Inc. has recently initiated a program whereby its large Raglan permits are being converted into new exploration cells under the Quebec Mining Act in order to extend their viability. The conversions of a number of the large permits are either complete or in progress and it is expected that the remaining permits will be completed within the year. The company's exploration team, with the inclusion of Mr. C. Tucker Barrie, PhD. (see Novawest's June 26, 2002 press release), will be moving as expediently as possible to formulate and assess all data now on hand, and to move Novawest's Raglan project ahead as quickly as possible. This will be accomplished by either a joint venture(s) or a series of staged equity financings.

Those readers wishing to review details on results and assays that have been reported from the Raglan camp are referred to Novawest's press releases of June 29, 2001; February 14, 2001; February 7, 2001; June 26, 2000 and October 2, 1997 copies of which are available for viewing on NovaWest's website at **www.novawest.com**.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km/150,000-acre Raglan Ni-PGM-Co-Cu Project), southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

July 22, 2002

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Pat O'Brien, of Novawest Resources Inc., dated July 22, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Dennis A. Bordin, P.Eng., Appointed V.P. Exploration

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

July 22, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce the appointment of Dennis A. Bordin, P.Eng. to the position of V.P. Exploration. Mr. Bordin will be actively contributing to the development of NovaWest's Raglan and Nickel Royale Ni-Cu-PGM Projects along with any contractual arrangements concerning those projects.

Mr. Bordin, P.Eng. a resident of Timmins, Ontario, is a professional mining engineer with 25 years experience in the industry. While employed by Falconbridge Limited and its parent Noranda Inc., Mr. Bordin was a key team member and instrumental in the international procurement and negotiation of base metal feeds for smelting and refining at the Canadian processing site. While in service with Falconbridge and Noranda group he was a key player in the contract negotiation and logistics for the movement of Chilean copper concentrate feed from Collahausi (world's largest copper mine and one of the newest) to Canada for treatment over a 10-year period.

He has extensive experience in all aspects of the business both domestically and internationally, including mineral exploration, mine feasibility, open-pit/underground operations, smelting and refining. He has a wealth of knowledge in the area of international procurement and logistics of mineral feeds for processing in Canadian smelting operations. Mr. Bordin is registered as a Professional Engineer in the Province of Ontario and is an active member of The Canadian Institute of Mining and Metallurgy, the Prospectors and Developers Association of Canada and the American Institute of Mining Engineers.

Mr. Bordin worked on northern Labrador iron ore projects with the Iron Ore Company of Canada dealing with development and logistics of mining in a remote sensitive area. With the discovery of the renown Kidd Creek deposit by Texasgulf near Timmins, Ontario he worked for Texasgulf on the open-pit and underground transformation. Later with Falconbridge Limited (third largest nickel producer in the world and owners of the Raglan Ni-PGM Mine and Kidd Creek Zn-polymetallic Mine) he focused on environmental issues affecting the operation of large metallurgical complexes, in particular, in the control of sulphur dioxide emission control and acid plants in Canada.

cont'd.../2

Mr. Bordin served as Chairman for the International Cadmium Council (Washington D.C.) and served on numerous mining committees dealing with closure, environment, health and sensitive mining areas. He founded and supervised a privately held exploration group and has had joint ventures with Texasgulf, Northgate, Cominco, Noranda and Rubicon Resources.

In addition the Company is pleased to announce the appointment of Mr. Donald J. Foran to the position of Manager, Business Development. Mr. Foran, a Vancouver based Management Consultant, brings a wealth of experience to the company. He has provided both corporate and regulatory expertise to a number of public companies.

Mr. Foran holds a Master of Business Administration (M.B.A.), a Bachelor of Science in Mechanical Engineering (B.S.M.E.), is a Registered professional Engineer in B.C. (P.Eng.) and as well is a Chartered Financial Analyst. He has served as an Associate (Mentor) in the New Enterprise Program, Simon Fraser University; as Chairman of the Advisory Committee, Business Administration (Double Diploma) Program, British Columbia Institute of Technology; and as a Sessional Lecturer, Faculty of Engineering, University of British Columbia, three of Canada's leading educational institutions.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km/150,000-acre Raglan Ni-PGM-Co-Cu Project), southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.
Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Dennis A. Bordin, P.Eng., Appointed V.P. Exploration

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

July 22, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce the appointment of Dennis A. Bordin, P.Eng. to the position of V.P. Exploration. Mr. Bordin will be actively contributing to the development of NovaWest's Raglan and Nickel Royale Ni-Cu-PGM Projects along with any contractual arrangements concerning those projects.

Mr. Bordin, P.Eng. a resident of Timmins, Ontario, is a professional mining engineer with 25 years experience in the industry. While employed by Falconbridge Limited and its parent Noranda Inc., Mr. Bordin was a key team member and instrumental in the international procurement and negotiation of base metal feeds for smelting and refining at the Canadian processing site. While in service with Falconbridge and Noranda group he was a key player in the contract negotiation and logistics for the movement of Chilean copper concentrate feed from Collahausi (world's largest copper mine and one of the newest) to Canada for treatment over a 10-year period.

He has extensive experience in all aspects of the business both domestically and internationally, including mineral exploration, mine feasibility, open-pit/underground operations, smelting and refining. He has a wealth of knowledge in the area of international procurement and logistics of mineral feeds for processing in Canadian smelting operations. Mr. Bordin is registered as a Professional Engineer in the Province of Ontario and is an active member of The Canadian Institute of Mining and Metallurgy, the Prospectors and Developers Association of Canada and the American Institute of Mining Engineers.

Mr. Bordin worked on northern Labrador iron ore projects with the Iron Ore Company of Canada dealing with development and logistics of mining in a remote sensitive area. With the discovery of the renown Kidd Creek deposit by Texasgulf near Timmins, Ontario he worked for Texasgulf on the open-pit and underground transformation. Later with Falconbridge Limited (third largest nickel producer in the world and owners of the Raglan Ni-PGM Mine and Kidd Creek Zn-polymetallic Mine) he focused on environmental issues affecting the operation of large metallurgical complexes, in particular, in the control of sulphur dioxide emission control and acid plants in Canada.

Mr. Bordin served as Chairman for the International Cadmium Council (Washington D.C.) and served on numerous mining committees dealing with closure, environment, health and sensitive mining areas. He founded and supervised a privately held exploration group and has had joint ventures with Texasgulf, Northgate, Cominco, Noranda and Rubicon Resources.

In addition the Company is pleased to announce the appointment of Mr. Donald J. Foran to the position of Manager, Business Development. Mr. Foran, a Vancouver based Management Consultant, brings a wealth of experience to the company. He has provided both corporate and regulatory expertise to a number of public companies.

Mr. Foran holds a Master of Business Administration (M.B.A.), a Bachelor of Science in Mechanical Engineering (B.S.M.E.), is a Registered professional Engineer in B.C. (P.Eng.) and as well is a Chartered Financial Analyst. He has served as an Associate (Mentor) in the New Enterprise Program, Simon Fraser University; as Chairman of the Advisory Committee, Business Administration (Double Diploma) Program, British Columbia Institute of Technology; and as a Sessional Lecturer, Faculty of Engineering, University of British Columbia, three of Canada's leading educational institutions.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km/150,000-acre Raglan Ni-PGM-Co-Cu Project), southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.